Exhibit 99.1

PRESS RELEASE

Greenfire Resources Ltd. Files Injunction Following Cease Trade of Rights Plan;
Proceeds with Strategic Review and Adopts New Shareholder Rights Plan

CALGARY, ALBERTA – November 6, 2024 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the production and development of thermal energy resources from the Athabasca region of Alberta, Canada has filed an application with the Court of King’s Bench of Alberta seeking an interim injunction to halt the sale of shares to certain limited partnerships managed by Waterous Energy Fund Management (“WEF”), from each of Allard Services Limited (a corporation controlled by Julian McIntyre, the former Chair and a director of the Company), Annapurna Limited (a corporation controlled by Venkat Siva, a former director of the Company), and Modro Holdings LLC (collectively, the “Selling Shareholders”).

The injunction application follows a decision by the Alberta Securities Commission (“ASC”) to cease trade the Company’s shareholder rights protection plan (the “Rights Plan”). Pursuant to the ASC’s ruling, the Rights Plan and all rights issued thereunder are terminated and cease to be effective immediately. As a result, WEF may proceed with its acquisition of 43.3% of Greenfire’s outstanding shares from the Selling Shareholders (the “Proposed Acquisition”), leaving other shareholders without an opportunity to participate. The Company is seeking an injunction to prevent the completion of the proposed share transfer between WEF and the Selling Shareholders as the Company believes the proposed transaction was carried out in a manner prejudicial to the interests of the other shareholders.

“We respect the ASC’s decisions, but we believe WEF’s 43% ownership of Greenfire will present challenges for our strategic review process and our goal of maximizing value for all shareholders,” said Matthew Perkal, Interim Board Chair of Greenfire. “Several interested parties have informed the Company’s financial advisor that the completion of the WEF transaction would significantly diminish their interest in pursuing a deal with Greenfire. Greenfire remains committed to pursuing all initiatives to maximize shareholder value and recognizes the presence of a single shareholder with outsized influence and a track-record of creeping takeovers is likely to negatively impact this process and the Company’s ability to deliver the most favorable results for all stakeholders. The injunction application has been filed by the Company because the Board of Directors believes it is in the best interests of the Company.”

Strategic Review and Value Creation Initiatives

On November 4, 2024, the Company provided an update on its strategic review process and timeline for the updated reserves evaluation, details of which can be found here. Initially planned for completion by year-end, the reserves evaluation by McDaniel & Associates Consultants Ltd. is now expected to be completed in the second half of November.

Greenfire is committed to pursuing a comprehensive range of initiatives to enhance shareholder value, including:

1.	Driving Near-Term Production Growth

●	Deploying capital to low-risk, high-return refill wells and drilling modern SAGD wells

o	Production at the Expansion Asset has been as high as ~32,000 bbl/d (100% working interest basis, 75% net to Greenfire) under the prior operator and the existing plant capacity is 35,000 bbl/d

o	Greenfire is seeking to utilize ~13,000 bbl/d of unused working interest production capacity at the Hangingstone Facilities (3,500 bbl/d at the Demo Asset and 9,800 bbl/d on a working interest basis at the Expansion Asset), largely via additional refill development and a new sustaining pad at the Expansion Asset

●	2025 outlook, including production and capital guidance, to be released by year-end

2.	Pursuing Step-Change Growth Initiatives

●	Advancing alternatives to enable the timely execution of the Modernized Drilling Strategy, as outlined in the Company’s October 7, 2024, “Future Growth Plans” press release and presentation

●	Advancing facility projects at the Hangingstone Facilities to add 25,000 bbl/d of working interest production capacity (74% increase from current capacity)

o	Increase Demo Asset production capacity to 10,000 bbl/d through restart of Demo Plant 1 (additional 2,500 bbl/d)

o	Increase Expansion Asset steam generation to 115,000 bbl/d and production capacity to 50,000 bbl/d (100% working interest, 75% net to Greenfire) via modular brownfield expansion, including two additional steam generators and one processing train

o	Progressing regulatory approvals and funding plans for the relocation of McKay SAGD central processing facility to the Expansion Asset, adding approximately 38,000 bbl/d of steam generation capacity and 15,000 bbl/d of production capacity (100% working interest, 75% net to Greenfire) with power co-generation capability to add operational resilience and further support economics

3.	Implementing Value Creation Strategy

●	Pursuing Greenfire’s value creation strategy with a focus on:

o	Generating incremental free cash flow for debt repayment and future potential shareholder returns

o	Accelerating value realization from long-life, and low decline, oil sands resource, including the structural cost advantages from its Tier-1 SAGD reservoir at the Hangingstone Facilities

o	Capitalizing on Canadian heavy oil market improvements following the in-service of the Trans Mountain Expansion pipeline in May 2024

New Shareholder Rights Plan

In light of today’s ASC ruling and the anticipated closing of the Proposed Acquisition, the board of directors of Greenfire (the “Board”) also announces that it has approved the adoption of new a limited-purpose shareholder protection rights plan agreement (the “New Rights Plan”) entered into between the Company and Odyssey Trust Company dated the date hereof (the “Effective Date”). The Board firmly believes that the New Rights Plan serves the interests of all shareholders by protecting the integrity of the strategic review process and supports the fair treatment of all shareholders. The New Rights Plan has been adopted to ensure, to the extent possible, that (a) all shareholders of the Company are treated fairly and equally in connection with any unsolicited take-over bid or other attempt to acquire control of Greenfire including by way of a “creeping” take-over bid or the acquisition of a control block through private agreements between a few large shareholders and (b) the Board has sufficient opportunity to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any unsolicited take-over bid or other attempt to acquire control of Greenfire, including pursuant to the Board’s current strategic review process to maximize shareholder value. In addition, the New Rights Plan is designed to prevent a “change of control” from unintentionally occurring, which would have certain adverse implications for Greenfire including requiring the Company to make an offer to repurchase all US$239 million of its outstanding 12.0% senior secured notes due 2028.

The New Rights Plan is similar to shareholder rights plans adopted by other Canadian public companies and is similar to the Rights Plan other than as described below.

Pursuant to the New Right Plan, one right (a “Right”) will be issued and attached to each Common Share outstanding at the record time. A Right will also be attached to each Common Share issued after the record time. The issuance of the Rights will not change the manner in which shareholders trade their Common Shares. Subject to the terms of the New Rights Plan, the Rights issued under the New Rights Plan become exercisable only if a person (the “Acquiring Person”), together with certain related persons (including persons “acting jointly or in concert” as defined in the New Rights Plan), acquires or announces its intention to acquire 20% or more of the Common Shares without complying with the “Permitted Bid” provisions of the New Rights Plan. Following a transaction that results in a person becoming an Acquiring Person, the Rights entitle the holder thereof (other than the Acquiring Person and certain related persons) to purchase Common Shares at a significant discount to the market price at that time.

The New Rights Plan will not be triggered solely by the holding of 20% or more of the Common Shares by a shareholder and its affiliates, associates and joint actors prior to the date hereof, as any such person would be “grandfathered” subject to the terms of the New Rights Plan; however, subsequent purchases of Common Shares by a “grandfathered” person after the Effective Date may cause such person to become an Acquiring Person pursuant to the terms of the New Rights Plan.

Under the New Rights Plan, the Common Shares that WEF agreed to purchase pursuant to the Proposed Transaction with the Selling Shareholders are considered to be beneficially owned by WEF as at the Effective Date and as a result WEF is “grandfathered” pursuant to the terms of the New Rights Plan. As such, the completion of the proposed transactions by WEF (or its affiliates, associates and joint actors) does not result in WEF becoming an Acquiring Person under the terms of the New Rights Plan. However, pursuant to the terms of the New Rights Plan, if WEF (or its affiliates, associates and joint actors) acquires additional Common Shares constituting more than 1% of the then outstanding Common Shares, WEF will become an Acquiring Person. The effect of the New Rights Plan is to prevent WEF from acquiring more than 44.3% of the Common Shares.

Under the New Rights Plan, a “Permitted Bid” is a take-over bid made in compliance with the Canadian take-over bid regime. Specifically, a Permitted Bid is a take-over bid that is made to all shareholders, that is open for 105 days (or such shorter period as is permitted under the Canadian take-over bid regime) and that contains certain conditions, including that no Common Shares will be taken up and paid for unless more than 50% of the Common Shares that are held by independent shareholders are tendered to the take-over bid.

While the New Rights Plan is effective as of the Effective Date, it is subject to shareholder ratification within six months of the adoption of the Rights Plan (being March 18, 2025). If the New Rights Plan is not ratified by the Company’s shareholders on or before March 18, 2025, the New Rights Plan and all Rights issued thereunder will terminate and cease to be effective at that time.

The New Rights Plan is subject to acceptance from the Toronto Stock Exchange.

The description of the New Rights Plan in this press release is qualified in its entirety by the full text of the New Rights Plan, which will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca or at www.sec.gov.

FORWARD-LOOKING STATEMENTS ADVISORY

This press release contains certain forward-looking statements or forward-looking information within the meaning of the United States federal securities laws and applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements relate to future events or Greenfire’s future performance. All information other than statements of historical fact are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “targeting”, “forecast,” “strategy,” “future,” “opportunity,” “plan,” “potential,” “may,” “should,” “will,” “can,” “could,” “would,” “will be,” “to be,” “to include,” “to align,” “will continue,” “will likely result,” and similar expressions. In addition to other forward-looking statements herein, there are forward-looking statements in this press release relating to, among other things, expectations and assumptions in respect of the following matters: expectations related to when the updated reserves evaluation from McDaniel & Associates Consultants Ltd. will become available; Greenfire’s intentions with respect to its strategic review process; Greenfire’s expectations of proceeding with its strategic review process; the expectation that the injunction application will help ensure all shareholders are treated equitably and have an opportunity to benefit from potential near-term value catalysts; the expectation that the proposed transaction could impair the ongoing strategic review process; the expectation that the New Rights Plan will ensure, to the extent possible the fair treatment of all shareholders during any unsolicited take-over bid and that the Board of Directors has adequate time to identify, evaluate and negotiate value-enhancing alternatives; the timing required for shareholder ratification of the New Rights Plan; the intent to drive near-term production growth by deploying capital to low-risk, high-return refill wells and drilling modern SAGD wells and by using unused capacity at the Hangingstone Expansion asset and Demo asset; the expected timing of issuing the 2025 outlook, including production and capital guidance; the intention to pursue step-change growth initiatives, including advancing alternatives to enable the timely execution of the modernized drilling strategy, advancing facility projects at Hangingstone to add 25,000 bbl/d in working interest production capacity (74% increase from current capacity), increasing Demo Asset production capacity to 10,000 bbl/d through restart of Demo Plant 1 (additional 2,500 bbl/d), increasing Expansion Asset steam generation to 115,000 bbl/d and production capacity to 50,000 bbl/d (gross) via modular brownfield expansion, including two additional steam generators and one processing train and progressing regulatory approvals and funding plans for the relocation of McKay SAGD central processing facility to Expansion, potentially adding approximately 38,000 bbl/d of steam generation capacity and 15,000 bbl/d of production capacity with co-generation capability to support future well pair development; the intent to implement a value creation strategy by focusing on generating incremental free cash flow for debt repayment and shareholder returns, accelerating value realization from long-life, and low decline, oil sands resource, including the structural cost advantages from its Tier-1 SAGD reservoir at Hangingstone and capitalizing on Canadian heavy oil market improvements following the in-service of the Trans Mountain Expansion pipeline; and the impact of certain future events on the operation of the New Rights Plan.

With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: commodity prices; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which Greenfire conducts and will conduct business and the effects that such regulatory framework will have on Greenfire, including on Greenfire’s financial condition and results of operations; expected performance of Greenfire’s wells and facilities; expected ability to obtain the necessary regulatory approvals for certain of Greenfire’s development plans including the brownfield expansions and McKay relocation; Greenfire’s financial and operational flexibility; Greenfire’s financial sustainability; Greenfire’s cash flow; Greenfire’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the applicability of technologies for the recovery and production of Greenfire’s reserves; future capital expenditures to be made by Greenfire; future sources of funding for Greenfire’s capital programs and development plans; that no party will acquire greater than 19.9% of the Greenfire shares resulting in the triggering of the Rights Plan; Greenfire’s future debt levels and capital impacts of covenants relating to Greenfire’s senior secured notes; Greenfire’s future production levels; Greenfire’s ability to obtain financing, on acceptable terms; Greenfire’s operating costs; compliance of counterparties with the terms of contractual arrangements; impact of increasing competition globally; collection risk of outstanding accounts receivable from third parties; geological and engineering estimates in respect of Greenfire’s reserves and resources; recoverability of reserves and resources; and the geography of the areas in which Greenfire is conducting exploration and development activities and the quality of its assets.

This forward-looking statements involve material assumptions and known and unknown risks and uncertainties and other factors, certain of which are beyond Greenfire’s control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, which include, among other things: Greenfire’s success in retaining or recruiting, or changes required in, its officers and key employees; the inability to get the necessary regulatory approvals for Greenfire’s development plans; the risk that the injunction will not be granted by the Court of King’s Bench of Alberta; the inability to get the necessary financing for Greenfire’s development plans; the failure of wells to perform as expected; geopolitical risk including the impacts of the Russian-Ukraine war and the Israel-Hamas-Hezbollah conflict; changes in applicable laws or regulations; the possibility that Greenfire may be adversely affected by other economic, business, and/or competitive factors; the possibility that a pandemic or major disease disrupts Greenfire’s business; litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Greenfire’s resources; risks associated with the oil and gas industry in general (e.g., operational risks in development, exploration and production, the impacts of inflation and supply chain issues and steps taken by central banks to curb inflation, pandemic, war, terrorist events, political upheavals and other similar events; events impacting the supply and demand for oil and gas including actions taken by the OPEC + group, delays or changes in plans with respect to exploration or development projects or capital expenditures); the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations; changes in legislation affecting the oil and gas industry; uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the implementation of Greenfire’s plans and growth strategies; uncertainties in market influences; uncertainties related to the scope, content and findings in the updated reserves report; risks associated with using new technology and new industry strategies; the accuracy of the geological information provided in the press release; and uncertainties related to the approval process of the Alberta Energy Regulator.

The brownfield expansion projects, the relocation and re-commissioning of the McKay facility and certain other development projects disclosed herein have significant associated costs. As of the date hereof, Greenfire does not have reliable estimates of such costs. Such development plans are not based on a budget or capital expenditures plan approved by the Board of Directors of Greenfire (the “Board”) beyond 2024 and are not intended to present a forecast of Greenfire’s future activities. In addition, Greenfire does not presently have the funding available to complete such projects. There is no certainty that Greenfire will obtain the necessary funding to complete such projects or proceed with such projects. Prior to proceeding with these development projects, accurate cost estimates will need to be prepared and such costs may be greater than anticipated and may make such projects uneconomic. The disclosure of the development plans herein is intended to present readers insight into management’s view of the opportunities associated with Greenfire’s assets as used by management for planning and strategy purposes. All future development plans and other capital expenditures will ultimately depend upon the availability of capital, regulatory approvals, commodity prices, changing cost projections for such projects, actual drilling results, additional reservoir information that is obtained and other factors. In addition, management and the Board may determine to utilize its cash resources and other funding for other purposes if determined in the best interests of Greenfire to do so.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties including, without limitation, that: there may be a risk that the updated reserves report is not available when expected; there is no certainty that the strategic review process will result in a transaction; and the risk of further litigation or other actions taken by other parties interfering with the strategic process.  You should carefully consider all of the risks and uncertainties described in the “Risk Factors” section of the Company’s annual report on Form 20-F dated March 26, 2024, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml and in other documents filed by Greenfire from time to time on SEDAR+ and with the United States Securities and Exchange Commission. Forward-looking statements are statements about the future and are inherently uncertain. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is operationally focused with an emphasis on an entrepreneurial environment and a high level of employee ownership. Greenfire Common Shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com

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